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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE TO
                                (RULE 14D-100)
                TENDER OFFER STATEMENT UNDER SECTION 14(d) (1)
          OR SECTION 13(e) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                              -------------------

                           LOWRANCE ELECTRONICS, INC.
                       (Name of Subject Company (Issuer))

                               BLUE MARLIN, INC.
                         COBRA ELECTRONICS CORPORATION
                     (Names of Filing Persons (Offerors))

                              -------------------

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                              -------------------

                                   548900 10
                     (CUSIP Number of Class of Securities)

                              -------------------

                               Gerald M. Laures
               Vice President - Finance, and Corporate Secretary
                         Cobra Electronics Corporation
                            6500 W. Cortland Street
                               Chicago, IL 60707
                           Telephone: (773) 889-8870

                     (Name, address and telephone number of
                      person authorized to receive notices
                and communications on behalf of filing persons)

                                   Copy to:
                                   Pran Jha
                                Sidley & Austin
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                          Telephone: (312) 853-7000

               __________________________________________________

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]         third-party tender offer subject to Rule 14d-1.
     [_]         issuer tender offer subject to Rule 13e-4.
     [_]         going-private transaction subject to Rule 13e-3.
     [_]         amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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     This Amendment No. 1 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO filed by Blue Marlin, Inc., a Delaware corporation ("Purchaser"), and Cobra Electronics Corporation, a Delaware corporation ("Cobra"), on January 16, 2001 (as amended, the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.10 per share (the "Shares"), of Lowrance Electronics, Inc., a Delaware corporation ("Lowrance"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 16, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Item 1 through Item 11.

     Item 1 through Item 11 of the Schedule TO are hereby amended and supplemented as follows:

     The second to last sentence of the last paragraph of the section of the Offer to Purchase entitled "Certain Information Concerning Lowrance" is hereby amended in its entirety to read as follows:

     "Neither Cobra nor Purchaser assumes any responsibility for the validity, reasonableness, accuracy or completeness of the forecasts."

     The last sentence of the seventh paragraph of the section of the Offer to Purchase entitled "Source and Amounts of Funds" is hereby amended in its entirety to read as follows:

     "Each of Cobra and Purchaser or any successor corporation to Purchaser, (including Lowrance after consummation of the Merger), will guarantee the obligations of the other corporation under the Credit Facility."

     The section of the Offer to Purchase entitled "Source and Amount of Funds" is hereby amended to add the following as the last paragraph of such section:

     "Cobra has not established any alternative financing arrangements or plans if financing pursuant to the Credit Facility or the Subordinated Notes cannot be obtained."

     The first sentence of the last paragraph of the section of the Offer to Purchase entitled "Conditions of the Offer" is hereby amended in its entirety to read as follows:

     "The foregoing conditions are for the sole benefit of Cobra and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Cobra or Purchaser in whole or in part at any time and from time to time in their sole discretion, except that all such conditions, other than those involving receipt of necessary government approvals, will be satisfied or waived on or before expiration of the Offer."

     The subsection entitled "Directors and Executive Officers of Cobra" of
Schedule I of the Offer to Purchase is hereby amended to add the following thereto:

     "Michael Smith.....Senior Vice President and Chief Financial Officer of
                        Cobra, January 2001 to present; Managing Director in the Corporate Finance group of Mesirow Financial, Inc., 1997 to January 2001; Managing Director of Buccino & Associates, Inc., 1989-1997."
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   COBRA ELECTRONICS CORPORATION

                                   By: /s/ James R. Bazet
                                       --------------------------------------
                                   Name:  James R. Bazet
                                   Title: President and Chief Executive Officer

                                   BLUE MARLIN, INC.

                                   By: /s/ James R. Bazet
                                       --------------------------------------
                                   Name:  James R. Bazet
                                   Title: President

Date: February 5, 2001

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